UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Prospect Floating Rate and Alternative Income Fund, Inc.
__________________________________________________________________________________
(Name of Issuer)

Common Stock, par value $ 0.001 per share
__________________________________________________________________________________
(Title of Class of Securities)

89678V 105
__________________________________________________________________________________
(CUSIP Number)

John F. Barry III
700 S. Rosemary Avenue, Suite 204
West Palm Beach, FL
212-448-1858
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 26, 2024
__________________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89678V 105
1. Name of Reporting Person
John F. Barry III

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO, WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
6,382,194.8283

8. Shared Voting Power
0

9. Sole Dispositive Power
6,382,194.8283

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
6,382,194.8283
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
72.6%
14. Type of Reporting Person
IN

CUSIP No. 89678V 105
1. Name of Reporting Person
John and Daria Barry Foundation

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
6,382,194.8283

8. Shared Voting Power
0

9. Sole Dispositive Power
6,382,194.8283

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
6,382,194.8283
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
72.6%
14. Type of Reporting Person
OO

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the common stock, par value $ 0.001 per share (the “Common Stock”) of Prospect Floating Rate and Alternative Income Fund, Inc. (“PFLOAT”), and amends and supplements the initial statement on Schedule 13D filed by John F. Barry and the John and Daria Barry Foundation (the “Foundation”) (collectively, the “Reporting Persons”) on February 26, 2024, as amended by Amendment No. 1 ("Amendment No. 1") filed on April 26, 2024 (the “Amended Schedule 13D”, and as further amended, the “Schedule 13D” ). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Amended Schedule 13D.

Item 3.        Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following:

Since the filing of the Amended Schedule 13D on April 26, 2024: (i) the Foundation acquired an aggregate of 79,186.7943 shares of Common Stock through the Issuer's distribution reinvestment plan and (ii) PCM purchased 2,096,436.0587 shares of Common Stock on July 26, 2024 at a price of $4.77 per share, which were then donated by PCM to the Foundation on July 26, 2024.

The source of the funds was PCM's working capital.

Item 5 of this Schedule 13D is incorporated herein by reference.

Item 5.        Interest in Securities of the Issuer
Item 5 is amended and restated as follows:
(a-b)     The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated herein by reference. The percentage set forth in row 13 is based on 8,788,483.17 shares of Common Stock outstanding as of July 26, 2024, as reported by the Issuer. As of the date hereof, the Foundation directly holds 6,382,194.8283 shares of Common Stock. Mr. Barry has sole voting and dispositive power over the shares held by the Foundation.

(c)     The following table sets forth all transactions with respect to the Common Stock effected by the Reporting Persons, including through PCM, during the past sixty days.

Date of Transaction	Account	Amount of Securities	Weighted Average Price per Share	Type
07/26/2024*	PCM	2,096,436.0587	4.77	Purchase
07/26/2024**	Foundation	2,096,436.0587	$0.00	Gift

* On July 26, 2024, the Issuer determined that PCM purchased 2,096,436.0587 shares of Common Stock effective as of July 1, 2024, upon the Issuer’s determination of its net asset value as of June 30, 2024.
** Reflects shares of Common Stock donated by PCM to the Foundation.

(d)     N/A.
(e)     N/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2024

By:    /s/ John F. Barry III
Name:    John F. Barry III

JOHN AND DARIA BARRY FOUNDATION
By:    /s/ John F. Barry III
Name:    John F. Barry III
Title:     Trustee